UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 0-16614
NOTIFICATION OF LATE FILING	CUSIP NUMBER 732449400

(Check one):	☑ Form 10-K ☐ Form 20F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2011

☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Poniard Pharmaceuticals, Inc.

Full Name of Registrant

Former Name if Applicable

300 Elliott Avenue West, Suite 530

Address of Principal Executive Office Street and Number)

Seattle, WA 98119

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Because of events beyond the control of the Registrant, it does not have the financial and other resources to complete and file its Annual Report on From 10-K for the fiscal year ended December 31, 2011. Although the Registrant is seeking additional sources of financing, there is no assurance that it will be able to secure such financing or that the amount of the financing will be sufficient to enable the Registrant to file the Annual Report on Form 10-K within 15 calendar days of the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael K. Jackson	206	286-2501
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☐ No [1]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

[1] An analysis of the Company’s intangible asset, for possible impairment of its carrying value, has not been performed in connection with determining the Company’s year-end results. The absence of this analysis prevents the Company, at this time, from providing a reasonable estimate of its 2011 results of operations and comparing such estimate with previously reported 2010 results of operations for the purpose of stating whether there will be a significant change in the results of operations of the Company.

Poniard Pharmaceuticals, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 30, 2012	By	/s/ MICHAEL K. JACKSON
Michael K. Jackson Interim Chief Financial Officer